SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Memorial Resource Development Corp.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

58605Q 109

(CUSIP Number)

Kyle N. Roane

Memorial Resource Development Corp.

500 Dallas Street, Suite 1800

Houston, Texas 77002

(713) 588-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 58605Q 109

1	Names of Reporting Persons MRD Holdco LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 74,407,005
	8	Shared Voting Power: 29,524,673(1)
	9	Sole Dispositive Power: 74,407,005
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco LLC, a Delaware limited liability company (“MRD Holdco”), is a party to that certain Voting Agreement (the “WHR Voting Agreement”), dated as of June 18, 2014, with Memorial Resource Development Corp., a Delaware corporation (the “Issuer”), WHR Incentive LLC (“WHR”) and certain former management members (together with WHR, collectively, the “Other Persons”) of WildHorse Resources, LLC, a Delaware limited liability company. Pursuant to the WHR Voting Agreement, the Other Persons agreed to vote all of their shares of the Issuer’s common stock, par value $0.01 (“Common Stock”), as directed by MRD Holdco. As a result, the parties thereto may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act and MRD Holdco may be deemed to beneficially own the 29,524,673 shares of Common Stock collectively and beneficially owned as of the date of this Schedule 13D/A by the Other Persons.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 15, 2016, by and among the Issuer, Range Resources Corporation, a Delaware corporation (“Range”), and Medina Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Range (“Merger Sub”).

1	Names of Reporting Persons Natural Gas Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”). NGP VIII controls an approximate 50.3% membership interest in MRD Holdco and, together with NGP IX and NGP IX Offshore, appoints all of the managers to the board of managers of MRD Holdco. NGP VIII may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP VIII may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP VIII disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons Natural Gas Partners IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP IX controls an approximate 47.2% membership interest in MRD Holdco and, together with NGP IX and NGP IX Offshore, appoints all of the managers to the board of managers of MRD Holdco. NGP IX may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP IX may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP IX disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons NGP IX Offshore Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP IX Offshore controls an approximate 2.4% membership interest in MRD Holdco and, together with NGP VIII and NGP IX, appoints all of the managers to the board of managers of MRD Holdco. NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP IX Offshore may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP IX Offshore disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons GFW VIII, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW VIII, L.L.C. (“GFW VIII”) is the sole general partner of G.F.W. Energy VIII, L.P. (“GFW Energy VIII”), which is the general partner of NGP VIII. Accordingly, GFW VIII may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW VIII disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons G.F.W. Energy VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW Energy VIII is the general partner of NGP VIII. Accordingly, GFW Energy VIII may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW Energy VIII disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons GFW IX, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW IX, L.L.C. (“GFW IX”) is the sole general partner of G.F.W. Energy IX, L.P. (“GFW Energy IX”), which is the general partner of NGP IX and NGP IX Offshore. Accordingly, GFW IX may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW IX disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons G.F.W. Energy IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW Energy IX is the general partner of NGP IX and NGP IX Offshore. Accordingly, GFW Energy IX may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW Energy IX disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

1	Names of Reporting Persons NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 103,931,678(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 74,407,005(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,931,678(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.4%(2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW VIII has delegated full power and authority to manage NGP VIII, and GFW IX has delegated full power and authority to manage NGP IX and NGP IX Offshore, respectively, to NGP Energy Capital Management, L.L.C. (“NGP ECM”) and accordingly, NGP ECM may be deemed to share voting and dispositive power over these securities, and as result may be deemed to beneficially own these reported securities. NGP ECM disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	Calculation of percentage based on 206,360,672 shares of Common Stock issued and outstanding as of May 13, 2016, as set forth in the Merger Agreement.

EXPLANATORY NOTE

This amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed by MRD Holdco, NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW Energy IX, GFW IX and NGP ECM (collectively, the “Reporting Persons”) on June 27, 2014, as amended by that certain Amendment No. 1 filed by the Reporting Persons on November 24, 2014 (as so amended, the “Original Schedule 13D”), relating to the Issuer’s Common Stock. This Amendment is being filed in order to reflect certain changes as a result of the Agreement and Plan of Merger dated as of May 15, 2016 (the “Merger Agreement”), by and among the Issuer, Range Resources Corporation, a Delaware corporation (“Range”), and Medina Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Range (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity and as a wholly owned subsidiary of Range. The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Item 2 shall be deemed to amend and supplement Item 2 of the Original Schedule 13D as set forth below.

(c) The present principal occupation or employment of Kenneth A. Hersh at NGP ECM is Chairman.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below.

Merger Agreement

On May 15, 2016, the Issuer entered into the Merger Agreement pursuant to which Range will acquire the Issuer in exchange for shares of Range common stock, par value $0.01 per share (“Range Common Stock”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly owned subsidiary of Range (the “Merger”).

Under the terms of the Merger Agreement, each issued and outstanding share of Common Stock, other than certain shares held by the Issuer, Range, Merger Sub and any of their respective wholly owned subsidiaries, will be converted into the right to receive 0.375 of a share of Range Common Stock (the “Merger Consideration”). Immediately prior to the effective time of the merger, each outstanding share of restricted Common Stock shall become fully vested and the restrictions applicable thereto shall immediately lapse, and at the effective time of the merger, shall be converted into the right to receive the Merger Consideration.

The Merger Agreement contains customary representations and warranties from both the Issuer and Range, and each party has agreed to customary covenants. The closing of the Merger is subject to the satisfaction or waiver of certain closing conditions. The Merger Agreement contains certain termination rights for both the Issuer and Range, including a right to terminate the Merger Agreement for a superior proposal following compliance with certain procedures and payment of a termination fee. Upon termination of the Merger Agreement, under certain circumstances, either party may be required to make an expense reimbursement payment or termination fee payment to the other party. At the effective time of the merger, the existing certificate of incorporation of the Issuer will remain unchanged and will be the certificate of incorporation of the Issuer as the surviving entity, and the existing bylaws of the Issuer will remain unchanged and will be the bylaws of the Issuer as the surviving entity.

The foregoing description of the Merger Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference as Exhibit I.

Voting Agreement

On May 15, 2016, MRD Holdco, Anthony Bahr, Jay Graham, the Issuer’s chief executive officer, and WHR (collectively, the “Key MRD Stockholders”), entered into a Voting and Support Agreement (the “Voting Agreement”) with Range with respect to the Merger Agreement. The Voting Agreement restricts the Key MRD Stockholders from selling Common Stock owned by such Key MRD Stockholders until the earlier of the termination of the Merger Agreement or the consummation of the Merger, except that immediately after the approval of the Merger Agreement and the Merger by the Issuer’s stockholders, MRD Holdco may distribute any or all of its Common Stock to NGP VIII, NGP IX and NGP IX Offshore (collectively, the “NGP Funds”) and the holders of MRD Holdco’s incentive units, and the NGP Funds may distribute any or all such Common Stock to their respective partners. Upon such distribution, the Voting Agreement shall no longer apply to any Common Stock distributed to any person pursuant to such distribution, other than Messrs. Graham and Bahr, WHR and any person that received such distribution solely in its capacity as a general partner of one of the NGP Funds.

The Voting Agreement generally requires that each of the Key MRD Stockholders vote or cause to be voted all Common Stock owned by such Key MRD Stockholder in favor of the Merger Agreement and against alternative transactions, subject to certain exceptions. The Voting Agreement also prohibits the Key MRD Stockholders from soliciting alternative acquisition proposals, subject to certain exceptions. The Voting Agreement further prohibits certain sales, transfers and dispositions of Range Common Stock received by the Key MRD Stockholders as Merger Consideration for 90 days following the closing date of the Merger, subject to the exceptions described above.

The Voting Agreement contains certain standstill provisions to which the Key MRD Stockholders are subject. Among other things, these provisions, subject in each case to exceptions specified in the Voting Agreement, place restrictions on the Key MRD Stockholders’ ability to acquire additional Range Common Stock, propose certain transactions involving Range and take certain actions to influence the management of Range for one year following the effective time of the Merger.

Except in certain circumstances, the Voting Agreement will terminate upon the earliest to occur of (a) the consummation of the Merger, (b) the termination of the Merger Agreement pursuant to and in compliance with its terms and (c) a change of recommendation by the board of directors of the Issuer.

The Voting Agreement also includes a grant by MRD Holdco to Messrs. Bahr and Graham and WHR of an irrevocable limited waiver (the “Holdco Voting Agreement Waiver”) of certain provisions of the existing voting agreement among the Key MRD Stockholders and the Company dated June 18, 2014 to allow Messrs. Bahr and Graham and WHR to comply with obligations under the Voting Agreement discussed above. The Holdco Voting Agreement Waiver will be effective until the date that Messrs. Bahr and Graham and WHR have no further obligations under the Voting Agreement.

The foregoing description of the Voting Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference as Exhibit J.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and supplement Item 5 of the Original Schedule 13D.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D as set forth below.

Merger Agreement

On May 15, 2016, the Issuer entered into the Merger Agreement, a description of which is contained in Item 4 of this Amendment and is incorporated by reference herein.

Voting Agreement

On May 15, 2016, the Key MRD Stockholders entered into the Voting Agreement with Range, a description of which is contained in Item 4 of this Amendment and is incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated June 27, 2014 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed June 27, 2014 (File No. 005-88202))

Exhibit B	Voting Agreement among Memorial Resource Development Corp., MRD Holdco LLC and certain former management members of WildHorse Resources, LLC (attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit C	Contribution Agreement by and among Memorial Resource Development Corp., Memorial Resource Development LLC and MRD Holdco LLC (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit D	Contribution Agreement by and among Memorial Resource Development Corp. and the former management members of WildHorse Resources, LLC (attached as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit E	Registration Rights Agreement dated as of June 18, 2014 between Memorial Resource Development Corp. and certain stockholders (attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit F	Form of Lock-Up Agreement (attached as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 18, 2014 and incorporated herein in its entirety by reference)

Exhibit G	Underwriting Agreement dated as of November 12, 2014 by and among Memorial Resource Development Corp., MRD Holdco LLC, the other selling stockholders named therein and Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on November 18, 2014 and incorporated herein in its entirety by reference)

Exhibit H	Form of Lock-Up Agreement (attached as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on November 18, 2014 and incorporated herein in its entirety by reference)

Exhibit I	Agreement and Plan of Merger, dated as of May 15, 2016, by and among Range Resources Corporation, Medina Merger Sub, Inc. and Memorial Resource Development Corp. (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on May 17, 2016 and incorporated herein in its entirety by reference)

Exhibit J	Voting and Support Agreement, dated as of May 15, 2016, by and among MRD Holdco LLC, Jay Graham, WHR Incentive LLC, Anthony Bahr and Range Resources Corporation (attached as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on May 17, 2016 and incorporated herein in its entirety by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2016

MRD HOLDCO LLC

/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President, General Counsel & Corporate Secretary

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., its general partner

By: GFW VIII, L.L.C., its general partner

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

G.F.W. ENERGY VIII, L.P.

By: GFW VIII, L.L.C., its general partner

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

GFW VIII, L.L.C.

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

NATURAL GAS PARTNERS IX, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

G.F.W. ENERGY IX, L.P.

By: GFW IX, L.L.C., its general partner

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

GFW IX, L.L.C.

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title	Chairman